Exhibit 99.4

FITNESS CHAMPS HOLDINGS LIMITED

PROXY CARD

THIS PROXY CARD IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF FITNESS CHAMPS HOLDINGS LIMITED FOR AN ANNUAL GENERAL MEETING OF MEMBERS TO BE HELD ON NOVEMBER 12, 2026.

The undersigned, a holder of ____________________________Ordinary Shares of Fitness Champs Holdings Limited, a Cayman Islands exempted company (the “Company”), hereby acknowledges receipt of the notice of this annual general meeting of members of the Company (the “Meeting”) (the “Notice”) and proxy statement, and hereby appoints

_________________________________________________________________ (insert name) or failing him/her, Ms. Joyce Lee, or any one executive director or chief executive officer of the Company, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned as proxy at the Meeting to be held at: 55 Serangoon North Avenue 4, #01-05, Singapore 555859, at 10am (Singapore Time) on November 12, 2026 and at any adjournment or postponement thereof, and to vote all the aforesaid Ordinary Shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below (and if not specified, “FOR” each resolution), all as set forth in the Notice and in the proxy statement furnished herewith, and (ii) in the discretion of the proxy upon such other business as may properly come before the Meeting.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted “FOR” each of the following proposed resolutions:

Resolutions

Proposal 1 (ordinary resolution): First Share Consolidation of the Company’s issued and unissued shares of each class, with every two (2) shares of par value US$0.00225 consolidated into one (1) share of the corresponding class of par value US$0.0045, subject to the Nasdaq Notification Condition and effective as soon as practicable following the Meeting from the opening of trading on the Market Effective Date stated in the Company Event Notification Form.

For	Against	Abstain
☐	☐	☐

Proposal 2 (special resolution): Adoption of the Fourth Amended and Restated M&A attached to the proxy statement as Annex A, subject to the passing of Proposal 1 and with effect from the First Consolidation Effective Time.

For	Against	Abstain
☐	☐	☐

Proposal 3 (ordinary resolution): Second Share Consolidation, subject to the First Share Consolidation having taken effect, the Company receiving aggregate gross proceeds of not less than US$5,000,000 from the Offering on or before December 15, 2026 and the Nasdaq notification and announcement in respect of the Second Share Consolidation, with every one hundred (100) Consolidated Class A Shares, Consolidated Class B Shares and Consolidated Preferred Shares of par value US$0.0045 consolidated into one (1) share of the corresponding class of par value US$0.45, effective from the opening of trading on such date, falling on or before December 15, 2026, as determined by the board of directors; if any condition is not satisfied, or the Second Consolidation Effective Date has not occurred, by December 15, 2026, the Second Share Consolidation will not take effect.

For	Against	Abstain
☐	☐	☐

Proposal 4 (special resolution): Adoption of the Fifth Amended and Restated M&A attached to the proxy statement as Annex B, subject to the passing of Proposal 3 and the Second Share Consolidation taking effect, with effect from the Second Consolidation Effective Date.

For	Against	Abstain
☐	☐	☐

Proposal 5 (ordinary resolution): Re-appointment of Onestop Assurance PAC as the Company’s independent registered public accounting firm for the financial year ending December 31, 2026.

For	Against	Abstain
☐	☐	☐

Proposal 6.a. (ordinary resolution): Re-appointment of Jue Hui Joyce Lee as a director of the Company.

For	Against	Abstain
☐	☐	☐

Proposal 6.b. (ordinary resolution): Re-appointment of Yong Mong Koh as a director of the Company.

For	Against	Abstain
☐	☐	☐

Proposal 6.c. (ordinary resolution): Re-appointment of Junting Jason Liu as a director of the Company.

For	Against	Abstain
☐	☐	☐

Proposal 6.d. (ordinary resolution): Re-appointment of Poh Lu Tang as a director of the Company.

For	Against	Abstain
☐	☐	☐

Proposal 6.e. (ordinary resolution): Re-appointment of Shi Wei Lay as a director of the Company.

For	Against	Abstain
☐	☐	☐

Proposal 7 (ordinary resolution): Adjournment of the Meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the Board of Directors, to permit further solicitation and vote of proxies.

For	Against	Abstain
☐	☐	☐

Dated: ___________, 2026

Shareholder Name:

Signature

This Proxy Card must be signed by the person registered in the register of members of the Company at the close of business on October 22, 2026 (Singapore Time). In the case of a corporation, this Proxy Card must be executed by a duly authorized officer or attorney. The description of each resolution herein is by way of summary only. The full text appears in the Notice. Capitalized terms shall bear the same meaning as defined in the Notice unless otherwise defined herein.

NOTES

1.	A holder of the proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to appoint proxy in the space provided, failing which Ms. Joyce Lee, or any one executive director or chief executive officer of the Company, will be appointed as your proxy.

2.	Whether or not you propose to attend the Meeting in person, you are strongly advised to complete and return this form of proxy in accordance with these instructions. For holders of Ordinary Shares registered on our register of members, to be valid, this form must be completed and deposited (together with any power of attorney or other authority under which it is signed or a certified copy of that power or authority) to the attention of our Financial Controller, at nyokeyee@fitnesschampsaquatics.com, as soon as possible and in any event not later than 48 hours before the time for holding the Meeting or any adjourned or postponed meeting. Returning this completed form of proxy will not preclude you from attending the Meeting and voting in person if you so wish and in such event, the proxy shall be deemed to be revoked.

3.	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose, seniority shall be determined by the order in which the names stand on the Company’s register of members in respect of the relevant shares. The senior holder should sign this form, but the names of all other joint holders should be stated on the form in the space provided.

4.	If this form is returned without an indication as to how the proxy shall vote, this proxy will be voted “FOR” each of the above resolutions.

5.	This form of proxy is for use by shareholders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorized for that purpose.

6.	Any alterations made to this form must be initialed by you.